

Mail Stop 4561

December 7, 2017

David Zalik
Chief Executive Officer
GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342

>   **Re: GreenSky, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted November 16, 2017**
>   **CIK No. 0001712923**

Dear Mr. Zalik:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 10, 2017 letter.

Unaudited Pro Forma Consolidated Financial Information, page 74

1.   We note from your response to prior comment 4 that you determined GS Holdings is more characteristic of a corporation than a limited partnership. Please explain to us in greater detail how you considered the guidance in ASC 810-10-05-3 that a "managing member is the functional equivalent of a general partner, and a non-managing member is the functional equivalent of a limited partner." Include in your response: (i) whether the only party authorized to make decisions and to bind GS Holdings is the managing member, GreenSky, Inc., and (ii) whether GS Holdings uses a specific ownership account for each investor, or capital account, similar to a partnership.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Brinkley Dickerson, Esq.
        Troutman Sanders LLP